

September 7, 2012

<u>Via E-mail</u>
Hu Xiaoming
Chief Executive Officer
Kandi Technologies, Corp.
Jinhua City Industrial Zone
Jinhua, Zhejiang Province
People's Republic of China
Post Code 321016

  **Re: Kandi Technologies, Corp.**
    **Amendment No. 1 to Registration Statement on Form S-3**
    **Filed August 29, 2012**
    **File No. 333-182319**

Dear Mr. Xiaoming:

  We have reviewed your response to our letter dated July 20, 2012 and have the following additional comment.

<u>Exhibit 5.1</u>

1. We note your response to our prior comment 4 and reissue in part. Please refer to the first sentence in the third paragraph on page 2 of the opinion. Please have counsel revise the second part of the sentence that states "and may not be furnished to, quoted from or relied upon by any other person, firm, or corporation without our express written consent." Purchasers in the offering are entitled to rely on the legality opinion.

  Please contact Tonya K. Aldave at (202) 551-3601 or me at (202) 551-3469 with any questions.

          Sincerely,

          /s/ Justin Dobbie

          Justin Dobbie
          Legal Branch Chief

cc: Jay V. Shaw, Esq.
   McKenna Long & Aldridge LLP